YOU ON DEMAND HOLDINGS, INC.
27 Union Square West, Suite 502
New York, New York 10003

February 11, 2014

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	You On Demand Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 8, 2013
Response dated January 27, 2014
Form 10-Q for Quarterly Period Ended September 30, 2013
Filed November 14, 2013
File No. 001-35561

We hereby submit the responses of YOU On Demand Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters, dated February 7, 2014, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included (in bold) and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Corporate Structure, page 8

1.

We note your response to prior comment 1 from our letter dated January 16, 2014. Please tell us why you disclose that your ownership of Zhong Hai Video is pursuant to contractual relationships when you own 80% of the company. Please revise your organizational chart to reflect, if accurate, that Beijing Sinotop is the majority shareholder of Zhong Hai.

Company Response: As shown below we will update our organizational chart to show that Beijing Sinotop has direct ownership of 80% of Zhong Hai Video.

Note: Zhang Yan, the sole shareholder of Beijing Sino Top Scope Technology Co., Ltd. (“Sinotop Beijing”), and a party to certain VIE arrangements between Sinotop Group Limited and Sinotop Beijing, is the wife of Weicheng Liu, our Chief Executive Officer.

1. Sinotop VIE Agreements, including with Zhang Yan, the sole shareholder of Sinotop Beijing.

(1)	Management Services Agreement between Sinotop Beijing and Sinotop Hong Kong, dated as of March 9, 2010.

(2)	Option Agreement among Sinotop Hong Kong, Sinotop Beijing and the sole shareholder of Sinotop Beijing (Zhang Yan), dated March 9, 2010.

(3)	Termination, Assignment and Assumption Agreement, dated June 4, 2012, by and among Sinotop Hong Kong, YOD WFOE, Sinotop Beijing and Zhang Yan, as the sole shareholder of Sinotop Beijing.

(4)

Equity Pledge Agreement, dated June 4, 2012, by and among Sinotop Beijing, YOD WFOE and Zhang Yan, as the sole shareholder of Sinotop Beijing. Pursuant to the Pledge Agreement, the Pledge was registered with the competent office China’s State Administration for Industry and Commerce in Beijing on June 11, 2012.

(5)	Voting Rights Proxy Agreement, dated June 4, 2012, by and among Sinotop Beijing, YOD WFOE and Zhang Yan, as the sole shareholder of Sinotop Beijing.

(6)	Power of Attorney, dated June 4, 2012 executed by Zhang Yan as the sole shareholder of Sinotop Beijing.

2. Cooperation Agreement, by and among, Sinotop Beijing, Hua Cheng Hu Dong (Beijing) Film and Television Communication Co., Ltd. (“Hua Cheng”) and Zhong Hai Shi Xun Information Technology Co., Ltd. (“Zhong Hai Video”), dated September 30, 2010. The controlling party of Hua Cheng is Hua Cheng Film and Television Digital Programs Co. Ltd. (“Hua Cheng Digital”). Hua Cheng Digital is not related to us or our principals.

3. Hua Cheng Digital is a wholly-owned subsidiary of China Movie Channel State Administration of Radio, Film and Television (“China Movie Channel SARFT”). The legal representative of Hua Cheng Digital is Xiaoming Yan. Neither China Movie Channel SARFT nor Xiaoming Yan is related to us or our principals.

2.	Disclose the control person(s) of Hung Cheng Digital and explain in footnotes any relationships, by marriage, familial, business, or otherwise, to you or your principals, as appropriate.

Company Response: The Company respectfully advises the Staff that Hua Cheng Film and Television Digital Programs Co., Ltd. (“Hua Cheng Digital”) is a wholly-owned subsidiary of China Movie Channel State Administration of Radio, Film and Television (“China Movie Channel SARFT”). The legal representative of Hua Cheng Digital is Xiaoming Yan. Neither China Movie Channel SARFT nor Xiaoming Yan is related to us or our principals.

3.

We note that you deconsolidated Shangdong Media effective July 1, 2012. We also note that Beijing Sinotop now holds your 30% interest in Shandong Media. Please tell us the material terms of the transfer of your ownership interest in Shandong Media from Jinan Zhong Kuan to Beijing Sinotop.

Company Response: The Company respectfully informs the Staff that the agreement between Jinan Zhong Kuan and Beijing Sinotop (both 100% YOD Holdings, Inc. controlled companies) regarding the transfer of ownership interest in Shandong Media carried forth the following terms:

Jinan Zhong Kuan agreed to transfer its 30% ownership interest in Shandong Media to Beijing Sinotop at the consideration amount of nil. Beijing Sinotop agreed to accept the aforementioned transfer;

Under the applicable PRC law, upon the completion of the ownership transfer, all associated rights and obligations shall be enjoyed and borne by Beijing Sinotop.

*****

In connection with the responses above, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216.

Sincerely,

YOU On Demand Holdings, Inc.

By: /s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer